DELBROOK CORPORATION

1066 West Hastings Street, Suite 2000
Vancouver, British Columbia V6E 3X2, Canada

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about March 16, 2004, by Delbrook Corporation, a Nevada corporation (the "Company"), to the holders of record of shares of common stock, $0.001 par value per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of one new member to the Company's Board of Directors.

On February 24, 2004, the Company entered into a Share Purchase Agreement and a Mineral Property Acquisition Agreement (the “Agreements”) with Chris Dyakowski, P. Geo., pursuant to which the Company acquired all of the equity securities of SCRN Properties Ltd., a Delaware Corporation, as well as certain mineral natural resource properties located in the Republic of Argentina. The closing of the Agreements was subject to the Company completing a minimum financing of $500,000 through the issuance of shares of the Company’s Series A Convertible Preferred Stock. In addition, the terms of the Agreement required the return to treasury by Peter Schulhof of 4,600,000 shares of our common stock held by him and the Company changing its name to Argentex Mining Corporation and issuing a stock dividend of two shares for each one share.

The closing occurred on March 4, 2004. Pursuant to the terms of the Agreements we issued an aggregate of 1,666,666 shares of our common stock to Mr. Dyakowski and appointed him as our President, Chief Executive Officer, Chief Financial Officer and Secretary. Mr. Schulhof’s 4,600,000 shares were returned to treasury on March 10, 2004 and the name change and stock dividend are expected to be effected on March 15 and 17, respectively.

Pursuant to the terms of the Agreements, the Company has agreed, ten days after the filing of this Information Statement, to appoint Mr. Dyakowski to the Company's Board of Directors and to accept the resignation of Mr. Peter Schulhof as a director.

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of Mr. Dyakowski as director.

The information contained in this Information Statement concerning SCRN Properties Ltd. and Mr. Dyakowski has been furnished to the Company by Mr. Dyakowski. The Company assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

The Common Stock is the only class of voting securities of the Company outstanding. As of March 16, 2004, there were 9,620,000 shares outstanding and entitled to one vote per share. Upon the completion of the Agreements, there are 6,686,667 shares outstanding and entitled to one vote per share.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the Acquisition, by:

  each person known to beneficially own more than five percent of the Common Stock;
  each officer and director of the Company; and
  all directors and executive officers as a group.
Name and Address of Beneficial Owner	Shares of Common Stock	Percent of Class
Chris Dyakowski 3750 West 49th Ave Vancouver, BC V6N 3T8	1,666,666	24.9%
Ken Hicks 1234 Doran Road North Vancouver, BC V7K 1M7	Nil(1)	N/A
Peter Schulhof 4625 Willow Creek Road West Vancouver, BC V7W 1C3	Nil	N/A
All officers and directors, after completion of the Acquisitions	1,666,666	24.9%

(1)
Pursuant to Mr. Hicks Consulting Agreement, upon commencement of exploration activities on the Company’s mineral properties in the Republic of Argentina, Mr. Hicks will be issued 66,666 shares of the Company’s common stock

Directors and Executive Officers

Appointment of New Director

The Agreements provide that, subject to compliance with applicable law, the Company will take all action necessary to cause Mr. Dyakowski to be appointed to the Board of Directors. Set forth below is certain information with respect to Mr. Dyakowski:

Christopher Ian Dyakowski

Mr. Dyakowski graduated from the University of British Columbia in 1975 with a Bachelor of Science in Geology. For approximately 25 years he has served in a number of capacities including president, director, CFO of some 17 junior mining companies. During his career he has located and secured mining properties in British Columbia, Quebec the United States, Argentina and Bolivia for the companies which he held office and also for other clients.

Mr. Dyakowski currently serves as Director and CFO of San Telmo Energy Ltd., an oil and gas exploration and development company based in Calgary, Alberta which is listed on the TSX Venture Exchange and the over-the-counter Bulletin Board. He is also a director of Storm Cat Energy Corp., a company engaged in developing coal bed methane and which is also listed on the TSX Venture Exchange.

Mr. Dyakowski is a registered member of the British Columbia Association of Professional Engineers and Geoscientists and the BC and Yukon Chamber of Mines.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC"). Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended January 31, 2004, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

At present we do not pay our directors for attending meetings of our Board of Directors, although we expect to adopt a director compensation policy in the future. We have no standard arrangement pursuant to which our directors are compensated for any services provided as a director or for committee participation or special assignments.

EXECUTIVE COMPENSATION

The following table sets forth in summary form the compensation received by our Chief Executive Officer and other officers earning in excess of $100,000, for the last three fiscal years of the Company.

Name and Principal Position	Annual Compensation				Long-Term Compensation			All Other Compensation
	Year	Annual Salary	Bonus	Other Annual Compen- sation	Restricted Stock Awarded	Warrants and Options	LTIP Payouts ($)
Peter Schulhof, President and Chief Executive Officer	2004 2003 2002	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

Employment Agreements

We do not have any employment agreements. We have entered into the following Consulting and Management Agreements:

  pursuant to the terms of a Management Agreement dated March 4, 2004 we have appointed Mr. Dyakowski as our President, Chief Executive Officer, Chief Financial Officer and Secretary and as a director for a term of one year. We have agreed to pay to Mr. Dyakowski CAD$5,000 per month. Mr., Dyakowski is required to devote not less than 80% of his time to our business.

  pursuant to the terms of a Consulting Agreement dated February 11 2004 we have appointed Mr. Ken Hicks as our Vice President (Exploration) and as a director for a term of one year. We have agreed to pay to Mr. Hicks CAD$6,000 per month and, upon commencement of exploration activities on our newly acquired mineral properties in the Republic of Argentina, to issue to Mr. Hicks 66,666 shares of our common stock and pay to Mr. Hicks $35,000. Mr., Hicks is required to devote substantially all of his time to our business.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DELBROOK CORPORATION

By:	/s/ Chris Dyakowski

Chris Dyakowski,
President, Chief Executive Officer, Chief Financial Officer and Secretary